PACIFIC BOOKER MINERALS INC.
#1702-1166 Alberni Street

Vancouver, BC V6E 3Z3

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NOTICE OF THE ANNUAL GENERAL MEETING

OF SHAREHOLDERS TO BE HELD ON JUNE 11, 2012

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TO:

The Shareholders of Pacific Booker Minerals Inc.

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the Shareholders of Pacific Booker Minerals Inc. (“Pacific Booker”) will be held in Vancouver, British Columbia, at #1702-1166 Alberni Street, Vancouver, BC V6E 3Z3, on Monday, the 11th day of June, 2012, at 1:30 p.m. for the following purposes:

1.

To receive the comparative financial statements of Pacific Booker for the year ended January 31, 2012, together with the report of the auditors thereon;

2.

To determine the number of directors to be elected to the board;

3.

To elect directors for the ensuing year or until their successors have been duly elected or appointed;

4.

To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration of the auditors;

5.

To consider and, if thought advisable, pass, an ordinary resolution of Disinterested Shareholders approving Pacific Booker’s new stock option plan;

6.

To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is an Information Circular, a Form of Proxy and a Request for Financial Information Form.

If you are a registered shareholder of Pacific Booker and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed Form of Proxy.  A proxy will not be valid unless it is dated and deposited by mail or hand at the office of Computershare Investor Services (“Computershare”), 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment thereof.  Registered shareholders of Pacific Booker may also vote their proxies via telephone or the internet in accordance with the instructions provided in the proxy.

If you are a non-registered shareholder of Pacific Booker and a non-objecting beneficial owner and receive materials and a voting instruction form (“VIF”) from Computershare, please complete and return the VIF in accordance with the instructions of Computershare.

If you are a non-registered shareholder of Pacific Booker and an objecting beneficial owner and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary.

DATED at Vancouver, British Columbia, this 7th day of May, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

“Gregory R. Anderson”

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Gregory R. Anderson, President and Chief Executive Officer